Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Six Months Ended June 30, 2018
Earnings:
Income before equity in earnings of unconsolidated affiliates	$86,176
Fixed charges	40,442
Capitalized interest	(2,912)
Distributions of earnings from unconsolidated affiliates	1,706
Total earnings	$125,412

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$34,860
Amortization of debt issuance costs	1,408
Capitalized interest	2,912
Interest component of rental expense	1,262
Total fixed charges	40,442
Preferred Unit distributions	1,246
Total fixed charges and Preferred Unit distributions	$41,688

Ratio of earnings to fixed charges	3.10
Ratio of earnings to combined fixed charges and Preferred Unit distributions	3.01